SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                          ______________

                           SCHEDULE 13D
                          (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(a) AND
        AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                        (AMENDMENT NO. 11)


                    Jennifer Convertibles, Inc.
                         (Name of Issuer)


               Common Stock (par value $.01 per share)
                    (Title of Class of Securities)


                             476153101
                          (CUSIP Number)


                    Jennifer Convertibles, Inc.
                     419 Crossways Park Drive
                        Woodbury, NY 11797
                          (516) 496-1900
                  Attention: Harley J. Greenfield

(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                          with copies to:
                       Kenneth R. Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                         666 Third Avenue,
                     New York, New York 10017
                          (212) 935-3000

                          February 25, 2003
      (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 476153101      13D         Page 2 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Harley J. Greenfield

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS          OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.A.

 NUMBER OF
  SHARES    7   SOLE VOTING POWER             1,164,991*

                * Includes options to purchase an aggregate of 667,662 shares of common stock and 300,000 shares of common stock underlying options to acquire convertible preferred stock.

BENEFICIALLY8   SHARED VOTING POWER           0
 OWNED BY
   EACH         SOLE DISPOSITIVE POWER        1,164,991*
 REPORTING  9
                * Includes options to purchase an aggregate of 667,662 shares of common stock and 300,000 shares of common stock underlying options to acquire convertible preferred stock.

PERSON WITH 10  SHARED DISPOSITIVE POWER      0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                              1,164,991*

    * Includes options to purchase an aggregate of 667,662 shares of common stock and 300,000 shares of common stock underlying options to acquire convertible preferred stock.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  17.3%(1)


14  TYPE OF REPORTING PERSON                  IN


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of March 10, 2005.

  CUSIP No. 476153101      13D         Page 3 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Edward B. Seidner

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                     (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS    OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.A.

 NUMBER OF
  SHARES    7   SOLE VOTING POWER             556,883*


                * Includes options to purchase an aggregate of 100,000 shares of common stock.

BENEFICIALLY8   SHARED VOTING POWER           0
 OWNED BY
   EACH
 REPORTING  9   SOLE DISPOSITIVE POWER        556,883*


                * Includes options to purchase an aggregate of 100,000 shares of common stock.

PERSON WITH 10  SHARED DISPOSITIVE POWER      0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              556,883*

    * Includes options to purchase an aggregate of 100,000 shares of common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      9.5% (1)


14  TYPE OF REPORTING PERSON                  IN


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of March 10, 2005.

  CUSIP No. 476153101      13D         Page 4 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Estate of Fred J. Love

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES    7   SOLE VOTING POWER             585,662

BENEFICIALLY8   SHARED VOTING POWER           0
 OWNED BY
   EACH
 REPORTING  9   SOLE DISPOSITIVE POWER        585,662

PERSON WITH 10  SHARED DISPOSITIVE POWER      0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                             585,662

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     9.6% (1)


14  TYPE OF REPORTING PERSON                  OO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of March 10, 2005.

  CUSIP No. 476153101      13D         Page 5 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Jonathan Warner

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.A.

 NUMBER OF
  SHARES    7   SOLE VOTING POWER             0

BENEFICIALLY8   SHARED VOTING POWER           585,662
 OWNED BY
   EACH
 REPORTING  9   SOLE DISPOSITIVE POWER        0

PERSON WITH 10  SHARED DISPOSITIVE POWER      585,662


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                              585,662

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    9.6% (1)


14  TYPE OF REPORTING PERSON                  IN


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of March 10, 2005.

  CUSIP No. 476153101      13D         Page 6 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Jara Enterprises, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES    7   SOLE VOTING POWER             0

BENEFICIALLY8   SHARED VOTING POWER           293,579
 OWNED BY
   EACH
 REPORTING  9   SOLE DISPOSITIVE POWER        0

PERSON WITH 10  SHARED DISPOSITIVE POWER      293,579


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                              293,579

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    5.1% (1)


14  TYPE OF REPORTING PERSON                  CO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of March 10, 2005.

  CUSIP No. 476153101      13D         Page 7 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Convertible Enterprises, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES    7   SOLE VOTING POWER             0

BENEFICIALLY8   SHARED VOTING POWER           215,929
 OWNED BY
   EACH
 REPORTING  9   SOLE DISPOSITIVE POWER        0

PERSON WITH 10  SHARED DISPOSITIVE POWER      215,929


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                              215,929

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     3.7% (1)


14  TYPE OF REPORTING PERSON                  CO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of March 10, 2005.

  CUSIP No. 476153101      13D         Page 8 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Bright Star Enterprises, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.A.

 NUMBER OF
  SHARES    7   SOLE VOTING POWER             0

BENEFICIALLY8   SHARED VOTING POWER           25,000
 OWNED BY
   EACH
 REPORTING  9   SOLE DISPOSITIVE POWER        0

PERSON WITH 10  SHARED DISPOSITIVE POWER      25,000


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                              25,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    0.4% (1)


14  TYPE OF REPORTING PERSON                  CO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of March 10, 2005.

  CUSIP No. 476153101      13D         Page 9 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Jennifer Advertising, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION      U.S.A.

 NUMBER OF
  SHARES    7   SOLE VOTING POWER             0

BENEFICIALLY8   SHARED VOTING POWER           36,000
 OWNED BY
   EACH
 REPORTING  9   SOLE DISPOSITIVE POWER        0

PERSON WITH 10  SHARED DISPOSITIVE POWER      36,000


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                              36,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0.6% (1)


14  TYPE OF REPORTING PERSON                  CO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of March 10, 2005.

                   Statement on Schedule 13D/A
                            under the
           Securities Exchange Act of 1934, as amended


Introduction

          This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons (as defined in Item 2), constitutes Amendment No. 11 to the Statement on
Schedule 13D previously filed which relates to each of the undersigned's beneficial ownership of shares of common stock, $.01 par value per share, of Jennifer Convertibles, Inc., whose principal executive offices are located at 419 Crossways Park Drive, Woodbury, New York 11797. Unless otherwise indicated, all terms referred to herein shall have the same respective meanings as those set forth in the Schedule 13D previously filed.

Item 1.        Security and Issuer.

          The title of the class of equity securities to which this Statement relates is the common stock, $.01 per share par value (the "Common Stock") of Jennifer Convertibles, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 419 Crossways Park Drive, Woodbury, NY 11797.

Item 2.        Identity and Background.

          (a) The name of the persons and entities filing (the "Reporting Persons") this Statement are: Harley J. Greenfield ("Greenfield"), Edward B. Seidner ("Seidner"), the Estate of Fred
J. Love ("Love"), Jonathan Warner ("Warner"), Jara Enterprises, Inc. ("Jara"), Convertible Enterprises, Inc. ("Convertible"), Bright Star Enterprises, Inc. ("Bright Star") and Jennifer Advertising, Inc. ("Advertising").

          (b) The business address of Greenfield and Seidner is 419 Crossways Park Drive, Woodbury, NY 11797. The business address of Love, Warner, Jara, Convertible, Bright Star and Advertising is One Ames Court, Plainview, New York 11803. Love came into existence upon the death of Fred J. Love in October 2004.

          (c) Greenfield is currently a member of the Company's Board of Directors (the "Board"), the Chairman of the Board and the Chief Executive Officer of the Company. Seidner is currently the Executive Vice President of the Company. Love is the sole stockholder of Jara. Warner has been appointed the trustee of Love.

          (d) The Reporting Persons have not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Persons have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Greenfield, Seidner and Warner are citizens of the United States. Jara, Convertibles, Bright Star and Advertising are New York corporations.

Item 3.        Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.        Purpose of Transaction.

          Greenfield transferred to his former spouse (1) 122,729
shares of Common Stock on February 25, 2003 and (2) 129,385 shares issuable upon the exercise of options to purchase Common
Stock on February 25, 2004; pursuant to a court order in connection with his divorce settlement.

           (a) through (j) The Reporting Persons, except for Greenfield and Seidner in their capacities as officers and directors of the Company, have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement.

Item 5.        Interest in Securities of the Issuer.

           (a)  and (b)    The following table sets forth, as  of
March 10, 2005, information regarding the beneficial ownership of the Common Stock by each Reporting Person and by all Reporting
Persons as a group.

                                               Percent of
                                                  Class
                         Amount and Nature     Outstanding
Name of Beneficial       of Beneficial         as of March
    Owner                Ownership (1)           10, 2005

Greenfield               1,164,991 (2)         17.3
Seidner                  556,883 (3)           9.5
Love                     585,662 (4)(5)(6)     9.6
Warner                   585,662 (5)(6)        9.6
Jara                     293,579(5)(6)         5.1
Convertible              215,929 (7)           3.7
Bright Star              25,000 (7)            0.4
Advertising              36,000 (7)            0.6
All Reporting Persons as
a group (eight persons)  2,307,536             36.4

(1) All of such shares are owned directly with sole voting and dispositive power, unless otherwise noted below.
(2) Includes (a) 197,329 shares of common stock, (b) 300,000 shares of Common Stock underlying options to acquire convertible preferred stock granted to Greenfield by Klaussner and (c) 667,662 shares issuable upon the exercise of options to purchase Common Stock.
(3) Includes (a) 456,883 shares of Common Stock and (b) 100,000 shares issuable upon the exercise of options to purchase
     Common Stock.
(4) Includes (a) 293,579 shares of Common Stock owned by Jara, of which Love has sole voting and dispositive power; and (b) 292,083 shares of Common Stock owned directly by Love.
(5) Warner has been appointed the sole trustee of Love, which holds all outstanding shares of Jara's capital stock. Warner has shared voting and dispositive power of all shares of the Company's Common Stock of which Jara may be deemed to be the beneficial owner.
(6) Includes shares of Common Stock owned by Convertible, Bright Star and Advertising, all of which are wholly-owned subsidiaries of Jara.
(7) All of such shares are beneficially owned by Love, the sole stockholder of Jara.

           (c) Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Not applicable.

Item 7.        Material To Be Filed As Exhibits.

               Exhibit 99.    Joint Filing Agreement.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 16, 2005                /s/ Harley J. Greenfield
                              Harley J. Greenfield

March 16, 2005                /s/ Edward B. Seidner
                              Edward B. Seidner

                              Estate of Fred J. Love

March 16, 2005                By:/s/ Jonathan Warner
                              Name:  Jonathan Warner
                              Title: Trustee

March 16, 2005                /s/ Jonathan Warner
                              Jonathan Warner


                              Jara Enterprises, Inc.

March 16, 2005                By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President


                              Convertible Enterprises, Inc.

March 16, 2005                By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President



                              Bright Star Enterprises, Inc.

March 16, 2005                By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President



                              Jennifer Advertising, Inc.

March 16, 2005                By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President

                                                             EXHIBIT 99



                        JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on
Schedule 13D (including amendments thereto) with respect to the common stock of Jennifer Convertibles Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16h day of March 2005.

                              /s/ Harley J. Greenfield
                              Harley J. Greenfield

                              /s/ Edward B. Seidner
                              Edward B. Seidner

                              Estate of Fred J. Love

                              By:/s/ Jonathan Warner
                              Name:  Jonathan Warner
                              Title: Trustee

                              /s/ Jonathan Warner
                              Jonathan Warner

                              Jara Enterprises, Inc.

                              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President


                              Convertible Enterprises, Inc.

                              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President


                              Bright Star Enterprises, Inc.

                              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President


                              Jennifer Advertising, Inc.

                              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President